Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 6, 2025

The following transcript of the conference call by Fifth Third Bancorp was made available on October 6, 2025:

Operator

Thank you for standing by, and welcome to the Fifth Third Acquisition of Comerica Conference Call. [Operator Instructions] I’d now like to turn the call over to Matt Curoe, Senior Director of Investor Relations. You may begin.

Matt Curoe

Senior Director of Investor Relations

Thank you, and good morning, everyone, and welcome to the call. Before we get started, I’d like to direct your attention to Slides 2 and 3 of the presentation and highlight that any forward-looking statements made during today’s conference call are given in the context of today only and are subject to important risks as described in the presentation. Actual results and events could differ materially from those discussed here. Please also refer to the additional information discussed on Slides 2 and 3 as well as in the SEC filings and joint press release for both companies. With that, let me turn the call over to our Chairman, CEO and President, Tim Spence.

Timothy N. Spence

Chairman, CEO & President

Good morning, and thank you for joining us on short notice, as Matt said. As always, Bryan Preston, our CFO, is here with me today, and I’m pleased to welcome Curt Farmer, Chairman, President and CEO of Comerica to Cincinnati this morning. Today, we are delighted to announce the merger of Fifth Third and Comerica, uniting two outstanding organizations to create a more dynamic, resilient bank. I want to start by extending a warm welcome to our new Comerica colleagues. Together, we are a stronger bank with industry-leading capabilities, premier markets and enhanced capacity to invest for future growth.

In recent years, investors have often asked about Fifth Third’s stance on M&A. Our framework has been consistent that M&A is not a strategy unto itself, but rather a means to achieve stated strategic objectives, that the cash earnback, IRR and NPV of synergies must be superior to organic alternatives to justify higher execution risk and that the outcome must be a company that is better and not just bigger. We believe this is one of those rare combinations that satisfies all three criteria.

Financially, this transaction is compelling. Including merger charges, there will be no tangible book value per share dilution and thus no earn-back. Excluding them, we model TBV per share accretion of 5% on day 1. We project EPS accretion of 9%, an IRR of 22% and a capitalized value of identified cost savings at $6.5 billion. These metrics are all superior to our organic growth alternatives, which tend to produce a 2- to 4-year earn-back and an IRR in the mid-teens.

While not included in our modeling, we also expect the revenue synergies of this combination to be significant. In terms of operating priorities, this combination enhances our focus on stability, profitability and growth. Combining Comerica’s granular commercial loan portfolio, Fifth Third’s granular retail deposit base and both companies’ fee income platforms produces a diversified balance sheet and revenue profile. Our shared national credit concentration decreases from 44% to 36%. DDA will comprise 29% of total deposits ahead of peers and 62% of fee income will come from recurring sources. The combined company will have peer-leading profitability.

In 2027, once cost saves are fully phased in, we project a return on tangible common equity of greater than 19% and an efficiency ratio in the low to mid-50s, both #1 in our peer group. Strategically, this combination accelerates both Comerica’s and Fifth Third strategic initiatives. In consumer, we will add density in Michigan and become #1 in retail deposit share across the state as well as #1 in Detroit, the one large metro area in Fifth Third’s Midwestern footprint where we are not top 5 today.

This combination also provides a platform for retail deposit growth. Fifth Third and Comerica together operate in 17 of the 20 fastest-growing large U.S. metro areas. To complement the continued build-out of our high-growth Southeast markets, we will also open 150 new financial centers in Texas by 2029. Our best-in-class de novo program is well understood by the market. And at the conclusion of these builds, we will be in a top 3 locational share in Dallas, Houston and Austin.

On the commercial side, Comerica’s middle market platform is widely recognized as a crown jewel in the regional bank group. Their best-in-class credit discipline, experienced bankers and specialty verticals with Fifth Third’s strong middle market capabilities and capital markets offering should deliver exceptional results. The combined company will also operate two $1 billion in revenue, high-growth recurring fee-based businesses in commercial payments and wealth and asset management.

Our combined commercial payments offering will have over 80% penetration among commercial borrowers and tip of the spear offerings in several industry verticals. Subject to the timing of approval, this transaction will also simplify the Direct Express transition for its 3.4 million program participants.

In Wealth and Asset Management, our combined platform will have over $0.75 trillion in assets under custody, making it one of the largest among all regional banks. We are confident in our ability to secure approval and to execute a successful integration based on our track record, proven capabilities and strong cultural fit. Following our merger with MB Financial in 2018, we exceeded our expense synergy targets and retained key leaders, including those who run the Chicago region and Fifth Third’s national equipment leasing business today. Six years in, we have higher market share in the notoriously competitive Chicago market than we did pro forma at the time of close, making us one of only a few large banks not to lose, much less gain market share post acquisition.

All deal announcements include a statement about strong cultural alignment. But in this case, there are strong proof points to support it. Former Comericans, including the two who serve on Fifth Third’s current executive management team have consistently done well at Fifth Third, and Curtis and the Comerica team tell me the same about the former Fifth Thirders in their organization. As part of this transaction, Curtis will become — will remain with the combined organization as Vice Chair of the bank; and Peter Sefzik, Comerica’s Chief Banking Officer, will lead our Wealth and Asset Management business reporting to me.

We expect other Comerica leaders will assume key roles to ensure we assimilate the best of their capabilities and client continuity, and we will also welcome 3 Comerica directors to our Board at the time of close. We are pleased to announce that we are increasing Fifth Third’s minimum wage to $21 per hour at the close of the merger. We will also continue our long-standing support to the Dallas and Detroit communities because we are only as strong as the communities that we serve. Thank you again for joining us on short notice. It’s an exciting time to be part of the new Fifth Third. And with that, I will turn it over to Bryan to review more details of the transaction.

Bryan D. Preston

Executive VP & CFO

Thanks, Tim, and good morning, everyone. We’re very excited to highlight the value creation generated by this transaction for our combined shareholder base. As Tim discussed, this combination is compelling from day 1 as there is no tangible book value dilution. This will allow the strong earnings contribution to accelerate tangible book value per share growth, benefiting all shareholders. Diving into more of the transaction specifics. Slide 6 provides a summary of the key transaction terms and financial metrics. Comerica shareholders will receive 1.8663 shares of Fifth Third for each Comerica share, which equates to a purchase price of $82.88, representing a 20% premium to Comerica’s 10-day VWAP. The total transaction value is $10.9 billion based on the October 3 closing share price for Fifth Third. The valuation also equates to a price to tangible book value multiple of 1.73x and 1.75x on a fully marked basis.

The projected 2026 P/E multiple is 15.4x earnings and 7.9x with fully phased-in cost savings. We expect the transaction to generate an IRR of 22% with no modeled revenue synergies, superior to the returns of organic alternatives. We project the transaction to be 9% accretive to earnings in 2027, assuming fully phased-in expense synergies. We have identified and modeled cost saves of 35% of Comerica’s projected 2026 noninterest expense. We believe these synergies are reasonable and achievable and primarily relate to the elimination of redundant systems, locations and back-office processes.

Onetime charges are estimated to be $950 million on an after-tax basis or about 1.5x the modeled synergies. To be conservative, we modeled these onetime charges to occur at close. The rate mark on the balance sheet primarily relates to their AFS securities portfolio, which is estimated at $1.7 billion and is modeled to accrete to income over 8.5 years. Given the low concentration of fixed rate lending products on their balance sheet, the rate marks on the loan portfolio are immaterial. The negative carry to NII associated with their cash flow hedges, net of BSBY cessation impacts will be reset at market as part of purchase accounting on the opening balance sheet, resulting in immediate NII and NIM accretion at close. For reference, the negative carry associated with these positions was an $83 million reduction to NII in the second quarter.

During our due diligence process, we performed an extensive review of their loan portfolio, analyzing loan takes and reviewing credit files. Based on our current assessment of the portfolio, we expect to record a credit mark of approximately $800 million, which is around $100 million more than their second quarter 2025 allowance for loan losses. Our core deposit intangible is estimated at $1.3 billion and is expected to be amortized over 10 years. Our current estimate for CET1 at close is 10% and 8.6%, inclusive of unrealized losses on AFS included in AOCI, with both of these ratios, including a 40 basis point impact due to the restructuring charge modeled to be recognized at close.

We will be pausing all share repurchase activity through close. While we have not modeled any revenue synergies in this transaction, we are very excited about the outlook for our combined companies. First, middle market banking has historically been a strength for both companies. The increased depth of our coverage and product capabilities should create opportunities to accelerate growth and market share, especially in the fast-growing Texas markets and in California.

Bringing the Fifth Third retail and de novo playbook to Comerica markets should be a catalyst for sustained growth over the next decade. We expect to open all 150 new Texas branches by the end of 2029. When completed, over half of our branches will be in the higher-growth Southeast Texas and Arizona markets.

Finally, we have strengthened the resiliency of an already strong Fifth Third. Our top quartile profitability is projected to grow even stronger with ROTCE increasing by 200 basis points with the fully phased-in cost saves in 2027. Our leading efficiency ratio is also expected to improve 200 basis points down to the low to mid-50s in 2027. Our strong balance sheet positioning is further derisked as we benefit from a more granular commercial loan portfolio and from Comerica’s strong core deposit franchise, highlighted by our combined 29% DDA contribution to core deposits.

To summarize, here’s why this merger is so significant. It brings together highly compatible businesses and industry-leading products and services to deepen client relationships. It cements our Midwest leadership and dramatically expands our growth prospects in Texas, Arizona and California. It unlocks synergies and rapid capital generation, enabling us to invest in our highest priority growth markets and fee businesses. And most importantly, it delivers exactly what we have promised to seek in a strategic partner.

Before I hand the call over to Matt for Q&A, I’d like to remind everyone that we will be releasing our third quarter earnings report on Friday, October 17. We will be hosting our call at 9:00 a.m. that morning. As a result, we will not be answering any questions about third quarter earnings as part of our Q&A session today. With that, let me turn it over to Matt to open up the call for Q&A.

Matt Curoe

Senior Director of Investor Relations

Thanks, Bryan. Before we start Q&A, given the time we have this morning, we ask that you limit yourself to just one question and then return to the queue if you have additional questions. Operator, please open the call for Q&A.

Question and Answer

Operator

Your first question comes from the line of Ebrahim Poonawala from Bank of America.

Ebrahim Huseini Poonawala

BofA Securities, Research Division

So congrats on the deal. But maybe, Tim, just remind us, like forever I can recall Comerica has been talked about as a potential seller for a decade. A lot of investors I speak to and myself included, have concerns around the franchise attrition that may have occurred over the last 10, 15, 20 years. So just remind us, obviously, you’ve done your due diligence, you paid a 20% premium to the stock. Remind us in terms of the core like top 3 areas where you see value in the franchise, where as a shareholder of Fifth Third, you should be — one should be excited about what you’re acquiring and why it was okay to pay this premium?

Timothy N. Spence

Chairman, CEO & President

Sure. Ebrahim. So one important note here, I think Comerica has been talked about for a decade because it’s widely priced. There are a lot of people that had an interest in it. So I think that the fact alone that it’s been discussed is reflective of the fact that there are really powerful things here. If you look at where we expect to see the synergies, I think there are opportunities in a lot of places, but there are basically 3 things you need to believe. The first is that we can get the expenses out. The second is that we can unlock the middle market business. And the third is that we can build out the retail network.

So on the expense front, I think Fifth Third was one of the last banks to cross $100 billion before the financial crisis. We had to do the investing to build a Category 4 grade 3 line of defense model, and I know how painful that was. And we had the opportunity to do it on $140 billion balance sheet. Comerica had to do the same thing on an $80 billion balance sheet. So there’s no question in my mind, having put the work that we did into diligence that we’re going to have the ability to get the expenses out.

I think second, this is a crown jewel middle market banking franchise. The relationships are incredibly long tenured. They’re profitable. Comerica has, I believe, best in peer group 15-year cumulative net charge-off rates in that portfolio, and it’s incredibly granular. But it’s also been constrained in the last few years because of funding limitations. So as part of a broader balance sheet and in particular, with access to the geographies, America has been building into the Southeast, we obviously have a strong toehold there. I feel very optimistic about our ability to unlock the middle market business. And then the last one is, can we build out the retail network and increase retail deposit as a percentage of the combined institution. And I mean our track record on that front speaks for itself in terms of what we’ve been able to do in the Southeast and the degree to which our de novo locations have outperformed all of our regional peers.

What I would say maybe you may not be aware of is we run our location selection model, not just on available real estate when we’re picking new branches, but on other banks and the location attractiveness of Comerica’s existing retail network is literally #1 among the regional peer group. So the locations themselves are great. The limitation here is just the need to be able to build the density and then the access to the marketing analytics and the product offering to be able to drive growth out of those locations. So the deal synergies and the IRRs that are projected there assume just the first of those 3 planks, but I’m really confident we’re going to be able to get the other 2 done as well.

Operator

Your next question comes from the line of Scott Siefers from Piper Sandler.

Robert Scott Siefers

Piper Sandler & Co., Research Division

Maybe could you expand a little on that last point of sort of building out the retail presence? And then even just more broadly, sort of diversifying the Comerica business. They had such a specific model that was heavy on commercial, but I think there’s a broad perception that Comerica was underpenetrated elsewhere. Maybe just a thought on the investment necessary to make the Comerica franchise look more like yours and the extent to which those are contemplated in your assumptions?

Timothy N. Spence

Chairman, CEO & President

Yes, absolutely. So you think of Comerica from our perspective is having essentially 3 distinct markets, East Michigan and Michigan as a whole, but East Michigan, in particular, Texas and Arizona and then California. The East Michigan business looks a lot more like our business in terms of the loan-to-deposit ratio, the composition of the balance sheet, the granular retail deposits. And it happens to be concentrated in the part of the state that is literally the one place in the Midwest where we don’t have top 5 market share.

So the fit there is really complementary. And we have a disclosure in one of the slides that shows what we expect average deposits per branch to be in Michigan as the #1 retail deposit share bank in the state. So that — the transition in Michigan happens essentially at close. Texas, Comerica has a beachhead in the 4 fast — large, fast-growing markets in the state and really excellent locations in terms of the way that they score on our location attractiveness model.

The issue is they don’t have density and they don’t have the breadth of the product offering that Fifth Third has been able to deliver into its retail base. So our estimate there is it’s about 150 branches to get to a top 5 position in Dallas, Houston and Austin. And we are announcing our intent to get that done by the end of 2029 as part of this call. And it’s about 185 branches to get to top 5 in the state overall, okay?

So it would be reasonable to assume that the 150 in those 3 cities are a milestone along the path as opposed to a destination. In Arizona and California, the branch network really serves as a complement to the business banking and commercial banking franchise. We do think there’s more we’re going to be able to do in consumer there. But for the time being, the real opportunity there is to leverage the middle market loan production offices that Fifth Third has developed in California as part of a much broader business that Comerica has and to get the most that we can out of the business banking middle market offering in the state. And I know, Curtis, that just based on the way the conversations evolved that the retail franchise was a part of why Fifth Third felt like the right partner to Comerica’s Board.

Curtis Chatman Farmer

Chairman, CEO & President

Yes, Tim, I would absolutely say that. And any consideration we’ve had around maybe pursuing a partnership with another institution, getting a bigger retail presence, more capabilities, better branding in the retail space, better digital and technology-driven solutions for customers was really, really high on our priority list.

Operator

Your next question comes from the line of Gerard Cassidy from RBC Capital Markets.

Gerard Sean Cassidy

RBC Capital Markets, Research Division

Question for you. When you think back to your MB Financial transaction that you announced in 2018, obviously, you fully integrated it. What lessons are you taking from that and things that may have not gone as well as you planned so that you can avoid any type of risks going forward with this transaction. So really, the question is, what are some of the bigger risks that you have identified based on your experience that you think you’ll be able to handle as this transaction goes forward in 2026?

Timothy N. Spence

Chairman, CEO & President

Yes. Great question, Gerard. I mean one of the — I think when I talked early in my prepared remarks about the M&A framework that we have, it was strongly informed by MB. That was a transaction that had significant tangible book value per share dilution and a longer earn-back as a result. And we were able to deliver and in fact, deliver on and in fact, exceed the synergies that we baked into the deal model. And if you just do a look back on the results, the transaction paid as a result. But I certainly came to appreciate the overhang that, that creates.

What we did write in MB was a few things. One, we were able to get ourselves organized, get a really capable and experienced integration team that was led by Jamie Leonard at that point in time around the table. And it’s the same team today, Jamie, plus the others in our organization who are going to lead this integration forward. Two, the strategic thesis was sound, the belief that if we could take 2 companies that were — I don’t remember now if we were sixth and seventh or seventh and eighth in terms of market share and make it third, that the change in the position in the market would change our ability to attract the best talent and to invest in the market, and that’s how we have gained share since that point in time. So that factored in.

And I think the third thing is I came to appreciate that if you want M&A to work well, you have to protect the crown jewels of the companies that you acquire. And we did a really excellent job of bringing the people along with us. I mean, Mitch Feiger, the CEO, he stayed on as the CEO of Chicago. And then he, plus the other 2 MB Board members are still on our Board. We’re on our third generation of leaders in Chicago. If you include Mitch since the transaction, they’ve all been MB folks. The MB folks had a better, more diversified equipment leasing platform.

The MB folks now run the equipment leasing business at Fifth Third. So it’s easy to say we don’t want to just be bigger. We want to be better. It’s harder to do it. But that is really what worked there is we have the right strategic thesis, and we kept the people that we needed to keep together, and we executed the conversion.

What didn’t work well in terms of the hiccups where we had some systems conversion issues immediately after conversion, just some data migration issues. And we — that informed the decisions that we’ve made in terms of retiring some of the legacy mainframes that we have been talking about over time. And as a result, we have a much more extensible platform today.

Operator

Your next question comes from the line of Chris McGratty from KBW.

Christopher Edward McGratty

Keefe, Bruyette, & Woods, Inc., Research Division

Tim or Bryan, I’m interested in your assumptions or plans for Comerica’s balance sheet. I think you talked about the 78 today, it was close to 100 a few years ago. So repositioning, pruning and then overall, given Comerica swaps and short duration loan book, how should we be thinking about just the pro forma rate sensitivity?

Bryan D. Preston

Executive VP & CFO

Yes. Thanks, Chris. Obviously, Comerica has always had a very asset-sensitive balance sheet. They have a $25 billion in swaps today that are having an impact from a negative carry perspective on that balance sheet. Purchase accounting gives us the ability to cleanse those positions and rebalance. One of the things that gives us some comfort on the structure of this transaction is that there’s not a lot of long-duration fixed rate assets on the balance sheet. So the price risk and the capital risk associated with the transaction is very low from here. So that’s going to give us a lot of flexibility to manage through the potential market volatility that we could see between now and close.

From a longer-term perspective, I think you’re going to see us use very similar approaches that we’ve used in the past, which is a combination of the investment portfolio, including the use of HTM as well as additional swap positions to help us maintain a more neutral positioning. We’ve had a lot of conversations within due diligence about the value of the DDA franchise, but that franchise can also be a curse in those lower rate environments. So we’re very cognizant of making sure that we continue to manage to a fairly balanced position on that front.

So expect to see us try to stay in a relatively neutral position through a combination of on-balance sheet long-duration assets to create some stability for lower rate environments. And one of the things that we have that I think is a tool that the Comerica team did not have is — our fixed rate loan origination platforms give us an ability to provide some ballast from a duration perspective without taking the price risk. So certainly feel good about our ability to continue to navigate through what could be a volatile rate environment here.

Operator

And we have reached the end of our question-and-answer session. I will now turn the call back over to Tim Spence.

Matt Curoe

Senior Director of Investor Relations

Sorry, we have time for another one.

Timothy N. Spence

Chairman, CEO & President

Yes, we have time for more questions.

Operator

My apologies. Your next question comes from the line of Mike Mayo from Wells Fargo Securities.

Michael Lawrence Mayo

Wells Fargo Securities, LLC, Research Division

So what I think I hear you saying that, ultimately, this is a retail banking play, wash, rinse, repeat with the Fifth Third retail banking playbook. So Curtis, you acknowledge that, recognize that. I guess I just want to figure out what’s changed? I asked this question in the last earnings call, I asked the question 10 years ago. So why now? Because I don’t think that part is new. And then from Fifth Third, the California you didn’t mention for the retail banking playbook.

Curtis Chatman Farmer

Chairman, CEO & President

Mike, thank you for the question. Maybe just to back up a bit and think about the journey the last 2 years, not just for us, but for the industry. Admittedly, we were hit a bit harder than some during the regional bank crisis. A lot of that because we do have this large commercial or this commercial deposit base and the lack of a retail more granular deposit base that made our deposits a bit more slighty, is a little easier to move large chunky commercial deposits, and it took us a bit to recover from that. And we had to rationalize our balance sheet on the lending side and exited at least one business line and pulled back in some others.

So we lost some momentum on the growth side. But I think it allowed us to really pull back and think more strategically about the company longer term. And so we began some conversations well over a year ago with our Board thinking about options for the company, both for inorganic and organic growth. We considered opportunities that we might have to be an acquirer and really did not see things that we thought would be attractive for the company. And that really led us down the path of thinking more seriously about whether we would consider a strategic partnership. And those conversations began way before this past summer on our last earnings call.

And as we kind of got into the third quarter and thinking more seriously about it and thinking about potential partners, Fifth Third continued to rise to the top of consideration and a lot of it for the reasons that Tim outlined. You’re marrying a strong commercial bank, not only in middle market and business banking and small business, but also in a lot of the industry verticals that we operate in today, deep relationships, deep tenured bankers, great credit expertise, marrying that with a really great retail deposit base.

And while there is some overlap in general, there’s not as much overlap as you would think between our franchises. And so we’ve got an opportunity to take the great franchise that Fifth Third has built throughout the Midwest into the Southeast and marry it with what we have in Texas and California and really create a 1 plus 1 equals 3 scenario. And so for us, it was really about the timing being right. It is an environment where I think scale makes a difference. And as we have faced increased cost in terms of technology, in terms of marketing, in terms of product development, in terms of regulatory expense, it has become increasingly challenging for us, and you’ve seen that in our higher efficiency ratio to manage in that environment.

And so the ability to scale up with a larger institution was really important for us from that perspective as well. And then lastly, I just would say that ultimately, beyond value for our shareholders, which we believe that we will create, we believe we’re creating a lot of value for our customers with more product capability for our employees with more product technology capabilities and overall just more distribution capabilities across the institution.

Timothy N. Spence

Chairman, CEO & President

Yes. And Mike, to your last point, I would think of California as next. We have north of 85% of all the locations, the sites that we need to finish the Southeast already secured. Those will be built. There are a lot of them still to open in the fourth quarter of this year and then, call it 50 a year from here until we’re done, 150 that we’ll build in Texas. And then for the time being, the focus on California really is going to be the use of those financial centers to support business banking, middle market, the affluent and folks that are a little less retail intensive, and we’ll come back to the California markets from there.

Operator

Your next question comes from the line of Erika Najarian from UBS Financial.

Erika Najarian

UBS Investment Bank, Research Division

A quick question for me. And this is the largest deal that’s been announced in some time. You have been — Tim asked when bigger deal or big deals have been announced about the opportunity to poach some talent. How do you defend against that in this case? What are your plans to make sure that the top talent that you’ve identified at both firms aren’t skated by others?

Timothy N. Spence

Chairman, CEO & President

Yes. I mean, I think there are — there’s a well-defined playbook here that everybody uses as it relates to retention and communication, clarity on roles and opportunity and otherwise. So it would be fair to assume we’re going to do all of those things the same way that everybody else would. What I would tell you, Erika, my lesson from MB and again, from the fact that we have founding members of these fintech platforms, right? We were told we couldn’t keep any of the fintech folks either, and we’ve had great success at it is that the strategic thesis has to be sound. And if the strategic thesis makes sense and people who serve customers can see how they’re going to have the ability to serve customers better, that is the most important long-term thing, right? So retention protects you in the short term. What protects you in the long term is everybody wants to be better and wants to be able to serve their clients better.

Curtis Chatman Farmer

Chairman, CEO & President

Yes. And I might just add, Erika, this is Curtis, that two things that I would point out that in part make it still really attractive for us. There is limited overlap in many of our markets. So to a large extent, these long-tenured bankers we have and long-tenured client relationships should continue as is. And we feel like we have created a great environment for our employees and for our leaders out in the marketplace. And so hopefully, that continues on.

Secondly, I’m excited to remain with the company in a Vice Chair capability. And my job will be almost 100% focused once we get past the formalities of the closure of the deal and the integration on being out in the field, working with our employees, with our customers and making sure that we’re putting our best foot forward with everyone and make sure people feel really good about the transaction. And so I’m excited to have that opportunity.

Timothy N. Spence

Chairman, CEO & President

We have time for one more.

Operator

Your final question comes from the line of Steven Alexopoulos from TD Cowen.

Steven A. Alexopoulos

TD Cowen, Research Division

Tim, I want to go back to Ebrahim’s question. You referred to Comerica as the crown jewel mid-market franchise. But let’s be honest, the not on the company was they hadn’t grown for years. You’re basically paying a 15% premium to the stock traded over 25 years ago. Now when companies such as Comerica can’t grow, it’s typically a function of culture, the wrong incentives, quality of management. My question is, can you fix that? Or is the addition of Comerica going to slow your growth down now long term?

Timothy N. Spence

Chairman, CEO & President

Yes. Great question, and there is a lot there. I think I would add another reason why companies don’t grow in businesses like ours, which is funding is the bill of material, right, in the banking manufacturing business. And if you have funding constraints or a discontinuity with regard to regulatory overheads and otherwise, it creates reasons or requirements to limit growth rates. So when we look at the Comerica business, and we obviously have the benefit of being able to look at this at a level of detail that you perhaps can.

The production characteristics of the middle market business are excellent. In fact, they have continued to be very strong. What Curtis described earlier that Comerica has had to do is to make some decisions at the top of the house about businesses not to be in that have limited the aggregate growth rate. So the business we want to be able to unlock here is the commercial banking franchise, small business, business banking, middle market and the specialty verticals. And as part of a broader balance sheet with a more granular funding profile, we’re going to be able to do it. That’s the first thing.

Second thing, I have said many times at conferences that building branches successfully is way harder than building branches, right, way harder than it looks. You have to know how to choose the sites in the broad-based locations, you have to be able to choose the location within the location, you have to know what to build, you have to know how to launch it. You have to know how to staff and train for it and to be able to support it with marketing and technology. And the engine we’ve built there, we didn’t build overnight. We built over time, and we’re going to be able to do a lot there because of the capacity that the synergies create and being able to invest and to leverage our expertise to be able to get the funding profile as to go.

I think the other thing that I can tell you, having been at Fifth Third for a period of time where Fifth Third didn’t grow for nearly a decade was because the expense to build out the three lines of defense on the regulatory front was crowding out a lot of it, which was a good investment and needed, and we’re a better company because of it, but was crowding out our capacity to invest and adding talent. And that is the other thing that we’re quite confident in.

We have been growing bankers in the Southeast is double digits year-over-year and across the company at a 5% to 7% clip. So we know how to do the recruiting and the reputation of the Comerica bankers in the markets where Comerica operates are outstanding. And I know that because we’ve tried to recruit a bunch of them over the years and have been successful only a little bit at the time.

So I just think eliminate the constraints on the investment capacity and just aggregate balance sheet size and funding, add the retail expertise and create the investment capacity through synergies to get back to recruiting people and adding them at the rate that I’m certain that the Comerica folks based on the reputation will be able to do it. And that is the story.

But again, the deal model and all of the numbers we’ve shared with you are expense synergies alone. So that is the upside to the growth here is the path a significantly higher IRR. With that, I know, Matt, we got to go. So thank you, everybody, and I’m sorry for anybody that we didn’t get to. We will be happy to answer more questions on this topic during our October 17 earnings call.

Matt Curoe

Senior Director of Investor Relations

So thank you, and thanks, everyone, for your interest in Fifth Third. As Tim mentioned, if you have any questions, please reach out to the Investor Relations department. Operator, you may now disconnect the call. Thanks, everybody.

Operator

This concludes today’s conference call. Thank you for your participation. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower	38 Fountain Square Plaza
1717 Main Street, MC 6404	MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com	IR@53.com
(833) 571-0486	(866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.